UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

GRAY TELEVISION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

389375205
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 389375205	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey Sandler Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 309,075
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 309,075
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,075 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 389375205	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Harvey and Phyllis Sandler Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,028
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,028
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 389375205	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 314,103
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 314,103
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,103 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 389375205	SCHEDULE 13G	Page 5 of 10

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Gray Television Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4370 Peachtree Road, NE Atlanta, Georgia 30319
Item 2.

1.	(a)	Name of Person Filing: Harvey Sandler Revocable Trust
	(b)	Address of Principal Business Office, or, if none, Residence: 2080 NW Boca Raton Blvd, #6 Boca Raton, FL 33431
	(c)	Citizenship or Place of Organization: Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.
	(d)	Title of Class of Securities: Class A Common Stock, no par value
	(e)	CUSIP Number: 389375205
2.	(a)	Name of Person Filing: The Harvey and Phyllis Sandler Foundation, Inc.
	(b)	Address of Principal Business Office, or, if none, Residence: 2080 NW Boca Raton Blvd, #6 Boca Raton, FL 33431
	(c)	Citizenship or Place of Organization: The Harvey and Phyllis Sandler Foundation, Inc. is a corporation organized under the laws of the State of Florida.
	(d)	Title of Class of Securities: Class A Common Stock, no par value
	(e)	CUSIP Number: 389375205

CUSIP No. 389375205	SCHEDULE 13G	Page 6 of 10

3.	(a)	Name of Person Filing: Harvey Sandler
	(b)	Address of Principal Business Office, or, if none, Residence: 2080 NW Boca Raton Blvd, #6 Boca Raton, FL 33431
	(c)	Citizenship or Place of Organization: Harvey Sandler is a United States citizen.
	(d)	Title of Class of Securities: Class A Common Stock, no par value
	(e)	CUSIP Number: 389375205
Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4.		Ownership.
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2011.
Harvey Sandler Revocable Trust
(a) Amount beneficially owned: 309,075 shares of Class A Common Stock, no par value, of Gray Television, Inc.
(b) Percent of class: 5.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 309,075 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 309,075 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

CUSIP No. 389375205	SCHEDULE 13G	Page 7 of 10

The Harvey and Phyllis Sandler Foundation, Inc.
(a)	Amount beneficially owned: 5,028 shares of Class A Common Stock, no par value, of Gray Television, Inc.
(b)	Percent of class: 0.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 5,028 shares
	(ii)	Shared power to vote or to direct the vote: 0 shares
	(iii)	Sole power to dispose or to direct the disposition of: 5,028 shares
	(iv)	Shared power to dispose or to direct the disposition of: 0 shares
Harvey Sandler
(a)	Amount beneficially owned: 314,103 shares of Class A Common Stock, no par value, of Gray Television, Inc.
(b)	Percent of class: 5.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 314,103 shares
	(ii)	Shared power to vote or to direct the vote: 0 shares
	(iii)	Sole power to dispose or to direct the disposition of: 314,103 shares1
	(iv)	Shared power to dispose or to direct the disposition of: 0 shares

1 Harvey Sandler is the sole trustee of the Harvey Sandler Revocable Trust and is the President of The Harvey and Phyllis Sandler Foundation Inc. As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1). The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of the securities held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation Inc.

CUSIP No. 389375205	SCHEDULE 13G	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A for Joint Filing Agreement.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.
Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 389375205	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
Name: Harvey Sandler
Title: Sole Trustee

Date: February 7, 2013	THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.

	By:	/s/ Harvey Sandler
Name: Harvey Sandler
Title: President

Date: February 7, 2013	By:	/s/ Harvey Sandler
Harvey Sandler

CUSIP No. 389375205	SCHEDULE 13G	Page 10 of 10

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of GRAY TELEVISION, INC. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned's name.

Date: February 7, 2013	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
Name: Harvey Sandler
Title: Sole Trustee

Date: February 7, 2013	THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.

	By:	/s/ Harvey Sandler
Name: Harvey Sandler
Title: President

Date: February 7, 2013	By:	/s/ Harvey Sandler
Harvey Sandler